          BONUS BARRIER SECURITIES LINKED TO THE SANDP 500([R]) INDEX

INDICATIVE TERMS AS OF NOVEMBER 4, 2011

CUSIP:             2515A1 EE 7
Issuer:            Deutsche Bank AG, London Branch
Maturity / Tenor:  18 months
Index:             The SandP 500([R]) Index (Ticker: SPX)
Barrier Event:     A Barrier Event occurs if, on any day during the Observation
                   Period, the Index closing level is less than the Lower Barrier.
Lower Barrier:     50.00% of the Initial Index Level
Payment at         At maturity, you will be entitled to receive a cash payment, per
Maturity:          $1,000 Face Amount of securities, of $1,000 plus the
                   Additional Amount,  which may be positive,  negative or zero.
                   Any  Payment  at  Maturity  is  subject  to the credit of the
                   Issuer.
Additional Amount: An amount in cash paid at maturity, per $1,000 Face Amount of securities, which may be positive, zero or negative,
                   calculated as follows:
                             If a Barrier Event has not occurred:
                             $1,000 x Bonus
                             If a Barrier Event has occurred:
                            $1,000 x the lesser of (i) the Index Return and (ii) the
                                            Underlying Cap
Bonus:             7.00% to 10.00% (to be determined on the Trade Date)
Underlying Cap:    7.00% to 10.00% (to be determined on the Trade Date)
Index Return:      The Underlying Return will be calculated as follows:

                               Ending Index Level -- Initial Index Level
                   -----------------------------------------------------------------
                                          Initial Index Level

Initial Index      The Index closing level on the Trade Date
Level:
Ending Index       The Index closing level on the Final Valuation Date
Level:
Observation        The period from but excluding the Trade Date to and
Period:            including the Final Valuation Date
Discounts and      The securities will be sold with varying underwriting discounts
Commissions:       and commissions in an amount not to exceed $15.00 per
                   $1,000.00 Face Amount of securities. For more information
                   see "Supplemental Underwriting Information (Conflicts of
                   Interest)" in the accompanying term sheet No. 1365AQ.
Agent:             Deutsche Bank Securities Inc.

                         BEST CASE SCENARIO AT MATURITY

If a Barrier Event does not occur, investors will be entitled to receive a cash payment at maturity per $1,000 Face Amount of securities equal to the Face
Amount plus an Additional Amount equal to the Face Amount multiplied by the
Bonus of between 7.00% and 10.00% (to be determined on the Trade Date). Any payment is subject to the credit of the Issuer.

                        WORST CASE SCENARIO AT MATURITY

If a Barrier Event occurs and the Ending Index Level is less than the Initial
Index Level, investors will be fully exposed to the decline in the level of the
Index. If a Barrier Event occurs, you may lose up to 100% of your investment.

                                    BENEFITS

[]   Exposure to the SandP 500([R]) Index

[]   Potential to receive the Bonus, if a Barrier Event does not occur

                                     RISKS

[]   Full downside exposure to the Index if a Barrier Event occurs

[]   Limited upside return

[]   No coupon payments or dividends, and no guarantee of return

[]   Issuer credit risk Important Dates

Offering Period:      November 4 -- November 14, 2011
Trade Date:                         November 14, 2011
Settlement Date:                    November 17, 2011
Final Valuation Date:                    May 14, 2013
Maturity Date:               May 17, 2013 (18 months)

ISSUER FREE WRITING PROSPECTUS
Filed Purs uant to Rule 433
Reg ist rat ion St ate men t No . 33 3-162 195
Da ted No ve mber 4, 20 11

NOT FDIC / NCU A INSURED OR GU AR ANTEED M AY LOSE VALUE * NO BANK GU AR AN TEE
NOT A DEPOSIT NOT INSURED OR GU AR ANTEED BY ANY FEDER AL GOVERNMENTAL AGENCY

             DEUTSCHE BANK STRUCTURED EQUITY SALES +1 212 250-9905

YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — The securities do not guarantee any return of your investment. An investment in the securities is exposed to the performance of the Index. The return on the securities at maturity is based on whether or not a Barrier Event occurs and whether, and the extent to which, the Index Return is positive or negative. If a Barrier Event occurs and the Ending Index Level is less than the Initial Index Level, your investment will be fully exposed to the decline in the level of the Index, and you will lose some or all of your investment in the securities. The payment of any amount at maturity is subject to our ability to meet our obligations as they become due.

THE RETURN ON THE SECURITIES IS LIMITED — If a Barrier Event does not occur, the securities provide the opportunity to receive a Bonus of between 7.00% and 10.00% (to be determined on the Trade Date). If a Barrier Event occurs, the securities provide the opportunity to receive a return reflecting the Index Return, whether positive or negative, subject to the Underlying Cap of between 7.00% and 10.00% (to be determined on the Trade Date) on the upside. In all cases, your maximum possible return on the securities is limited, and you will not participate in any further appreciation of the Index, which may be significant.

CREDIT RISK — The payment of amounts owed to you under the securities is subject to the Issuer’s ability to pay. Consequently, you are subject to risks relating to the creditworthiness of Deutsche Bank AG.

TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE SECURITIES — We or one or more of our affiliates may hedge our exposure from the securities by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Index and make it less likely that you will receive a return on your investment in the securities. It is possible that we or our affiliates could receive substantial returns from these hedging and trading activities while the value of the securities declines. We or our affiliates may also engage in trading in instruments linked to the Index on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Index. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the securities. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investors in the securities.

NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks comprising the Index would have.

WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX TO WHICH THE SECURITIES ARE LINKED OR THE VALUE OF THE SECURITIES — Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the securities. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the securities and the Index to which the securities are linked.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY — While the Payment at Maturity described in this term sheet is based on the full Face Amount of your securities, the Issue Price of the securities includes the agent’s commission and the cost of hedging our obligations under the securities through one or more of our affiliates. Such cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Deutsche Bank AG (or its affiliates), will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the Issue Price, and any sale prior to the maturity date could result in a substantial loss to you.  The securities are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your securities to maturity.

POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities.  In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

LACK OF LIQUIDITY — The securities will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) may offer to purchase the securities in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily.  Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG (or its affiliates) is willing to buy the securities. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES — In addition to the level of the Index on any day, the value of the securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

PAST PERFORMANCE OF THE INDEX IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Index over the life of the securities and the amount payable at maturity may bear little relation to the historical levels of the Index. We cannot predict the future performance of the Index.

THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR — Significant aspects of the U.S. federal income tax treatment of the securities are uncertain, and the Internal Revenue Service or a court might not agree with the tax consequences described in the accompanying term sheet.
See “Risk Factors” in the accompanying term sheet for more information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates.  Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 1365AQ relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, term sheet No. 1365AQ and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

Deutsche Bank Structured Equity Sales    +1 212 250-9905